Exhibit 99.1

Homeinns Hotel Group Announces Results of 2014 Annual General Meeting

Shanghai, November 19, 2014 — Homeinns Hotel Group (formerly Home Inns & Hotels Management Inc.) (NASDAQ: HMIN) (“Homeinns Group” or the “Company”), a leading economy hotel chain in China, today announced that its 2014 annual general meeting of shareholders was held on November 18, 2014. During the meeting, the proposal submitted for shareholder’s approval was approved. Specifically, the shareholders adopted special resolutions approving the change of the Company’s legal name from “Home Inns & Hotels Management Inc.” to “Homeinns Hotel Group.” The name change was effective immediately after the meeting on November 18, 2014.

About Homeinns Group

Homeinns Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Group’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Homeinns Group, please visit http://english.homeinns.com.

For investor and media inquiries, please contact:

Ethan Ruan
Homeinns Hotel Group
Tel: +86-21-3337-3333*3872
Email: zjruan@homeinns.com

Cara O’Brien
FTI Consulting
Tel: + 852-3768-4537
Email: cara.obrien@fticonsulting.com